

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 21, 2018

Jack A. Scott
Chief Executive Officer
Spindle Inc.
1201 S. Alma School Rd., Suite 12500
Mesa, Arizona 85210

    Re: **Spindle Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed April 19, 2017
              File No. 0-55151

Dear Mr. Scott:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief
                        Office of Consumer Products